SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HALF YEAR PROFITS RISE 17% TO €452M
FULL YEAR GUIDANCE INCREASED TO ABOVE TOP END OF PREVIOUS RANGE

Ryanair, Europe's largest scheduled airline today (Nov 1) announced a 17% increase in half year Profit to €452m.  Revenues rose 23% to €2.2bln as traffic grew by 10% to 40.1m passengers and average fares rose by 12%.  Unit costs rose by 13% (excluding fuel they rose by 4%) as sector length increased by 12%.

Summary Table of Results (IFRS) - in euro

Half Year Results	Sept 30, 2009	Sept 30, 2010	% Change
Passengers	36.4m	40.1m	+10%
Revenue	€1,767m	€2,182m	+23%
Adjusted Profit/(Loss) after Tax (Note 1)	€387.0m	€451.9m	+17%
Adjusted Basic EPS(euro cent)(Note 1)	26.23	30.47	+16%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"A 17% increase in half year Net Profit to €452m is testimony to the robustness of Ryanair's lowest cost\lowest fare model which continues to deliver traffic and profit growth even during a deep recession.  We continue to gain market share across Europe from the big three high fare flag carrier groups led by Air France, BA and Lufthansa. We expect this trend to continue as consumers switch to Ryanair for the lowest fares, the most on time flights, and the best customer service.

Average fares this summer rose by 12% to €44 in line with a 12% sector length increase as our new routes and bases at Faro, Malaga and Malta performed well.  Ryanair overtook Iberia in July to become the No.1 passenger carrier operating at Spanish airports.  We launched the new Barcelona (El Prat) base in September and our Valencia and Seville bases will launch in November which will strengthen Ryanair's market leadership in Spain.  We continue to welcome vigorous competition between airports for Ryanair's traffic growth. This has led to airport unit costs falling by 3% during the half year despite huge and unjustified increases at Dublin and Shannon.

Unit costs increased by 13% primarily due to the 12% growth in sector length and higher fuel costs.  Our fuel bill rose by 44% to €660m due to the increased level of activity and higher prices.  Unit costs excluding fuel rose by 4%, and sector length adjusted they fell by 8%, as we lowered aircraft ownership, airport and handling costs. We are 90% hedged for FY11 at $730 per tonne and 60% hedged for FY12 at $760 per tonne.  We extended our dollar cover and are 60% hedged for FY12 at €/$ 1.35 versus €/$ 1.40 for FY11.

We welcome the recent UK Court of Appeal decision which upheld the Competition Commission's recommendation that the BAA airport monopoly be broken up in the interest of competition and a better deal for consumers.  Their dismissal of the BAA monopoly's appeal means the sale of Glasgow and Stansted airports can now proceed, which will lead to much needed competition and a better deal for airport users and passengers.  This, we hope, will allow the new owners to work with Ryanair to reverse Stansted's traffic declines in recent years under the BAA monopoly's high costs and mis-management.

The break up of the UK's failed BAA airport monopoly model lends weight to our campaign to break up the equally high cost, failed DAA airport monopoly in Ireland where sadly, as we predicted, tourism is collapsing.  Traffic at Dublin airport is heading for a second year of record losses during a year when Ryanair's traffic will grow by 7m passengers.  We expect Dublin traffic to fall by another 3m in 2010 to under 18m passengers.  This will amount to an almost 30% decline in Dublin traffic from 24.5m passengers over the past 2 year's since the introduction of the Irish government's disastrous €10 tourist tax and the DAA's unjustified 40% price increases in 2010 when inflation is 0%.  We have again cut our Dublin winter capacity by 15%, and have switched more aircraft to other European countries which have scrapped tourist taxes, and cut airport charges. The Irish government must scrap this damaging €10 tourist tax, and break up the failed DAA airport monopoly if Ireland is to once more become a growing-competitive-tourist destination.  We warmly welcome last week's ESRI (Irish Government Research Institute) report which recommended that the government should consider selling off the 2 terminals at Dublin airport to competing operators (in order to promote competition and pay down the DAA's enormous debts), which would finally end the failed high cost DAA airport monopoly.

As a direct result of repeated Belgian, French and Spanish ATC strikes and work to rules this year, we have had to cancel over 2,000 flights and delay a further 12,000, disrupting over 2.5m passengers.  These highly paid protected bureaucrats have now disrupted more passengers than the Icelandic volcano and still the EU sits idly by and does nothing.  Under the bizarre EU261 regulations airlines suffer the costs of these disruptions without any recourse against those unions calling strikes, or the EU Governments who, despite owning these ATC's, repeatedly allow European airspace to be closed. We have called on the EU Commission to reform ATC by removing the "right to strike" for such an essential service, as well as deregulating Europe's ATC services to allow non striking ATC's to keep EU skies open.  These repeated government owned ATC strikes highlight the urgent need to reform EU261 regulations to relieve airlines of the 'right to care' obligations, in such force majeure cases, which are clearly outside of airlines' control.

In April and May the unnecessary government closures of European airspace (following the Icelandic volcano) led to the cancellation of 9,400 Ryanair flights and the loss of 1.45m passengers.  We have refunded 100% of the tickets on these cancelled flights and have processed over 90% of the reasonable expense claims under the unfair and disproportionate EU261 regulations. Our initial estimate of these exceptional costs was €50m, but our experience of actual claims now requires this guidance to be reduced to €32m.

Our balance sheet strength continues to be driven by our increased profitability.  Cash on hand at Sept 30th, rose by €212m to €3.026bln.  On October 1 we paid the €500m one-off dividend to shareholders following their AGM approval.  This brings the total funds returned by Ryanair to shareholders over the past 3 years to almost €850m.

Our outlook for the remainder of the fiscal year remains cautious as we have little visibility on Q4 yields.  Based on Q3 forward bookings we now anticipate that winter (H2) yields will be slightly better than previously forecast, so we expect the full year yield increase to be at the upper end of the +5% to +10% range previously guided, i.e. close to 10%.  Given these somewhat better winter yield forecasts, although with the usual caveats about limited Q4 visibility, we now believe that full year Net Profit will exceed the upper end of our previous forecast range (€350m to €375m) and will now finish (subject to Q4 yields) within a range of €380m to €400m.

ENDS.

Note 1 - Half year ended September 30, 2010 excludes an exceptional item of €27.9m (pre tax €31.7m) for costs associated with volcanic ash disruptions in April and May 2010.

Half year ended September 30, 2009 excludes exceptional item of €13.5m for the write down of our investment in Aer Lingus.

For further information      Howard Millar                               Joe Carmody
please contact:                   Ryanair Holdings Plc                   Edelman
www.ryanair.com               Tel: 353-1-8121212                    Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel, other economics, social and political factors, and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Ryanair is the World's favourite airline and operates more than 1,500 flights per day from 44 bases and 1200+ low fare routes across 27 countries, connecting 160 destinations. Ryanair operates a fleet of 256 new Boeing 737-800 aircraft with firm orders for a further 64 new aircraft (before taking account of planned disposals), which will be delivered over the next 2 years. Ryanair currently has a team of more than 8,100 people and expects to grow to approximately 73.5 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2010 (unaudited)

		At Sep 30,	At Mar 31,
		2010	2010
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,685.2	4,314.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	166.4	116.2
Derivative financial instruments		15.3	22.8
Total non-current assets		4,913.7	4,500.0

Current assets
Inventories		3.4	2.5
Other assets		87.2	80.6
Trade receivables		47.7	44.3
Derivative financial instruments		62.6	122.6
Restricted cash		61.0	67.8
Financial assets: cash > 3months		1,028.5	1,267.7
Cash and cash equivalents		1,936.1	1,477.9
Total current assets		3,226.5	3,063.4

Total assets		8,140.2	7,563.4

Current liabilities
Trade payables		214.2	154.0
Accrued expenses and other liabilities		808.4	1,088.2
Current maturities of debt		296.4	265.5
Current tax		7.3	0.9
Derivative financial instruments		58.7	41.0
Total current liabilities		1,385	1,549.6

Non-current liabilities
Provisions		126.6	102.9
Derivative financial instruments		24.5	35.4
Deferred tax		240.7	199.6
Other creditors		117.3	136.6
Non-current maturities of debt		2,957.1	2,690.7
Total non-current liabilities		3,466.2	3,165.2

Shareholders' equity
Issued share capital		9.4	9.4
Share premium account		651.2	631.9
Capital redemption reserve		0.5	0.5
Retained earnings		2,510.7	2,083.5
Other reserves		117.2	123.3
Shareholders' equity		3,289.0	2,848.6

Total liabilities and shareholders' equity		8.140.2	7,563.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2010 (unaudited)

		Pre Exceptional	Exceptional	IFRS Half-year	Pre Exceptional	Exceptional	IFRS Half- year
		Results	Items	Ended	Results	Items	Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
		2010	2010	2010	2009	2009	2009
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		1,757.8	-	1,757.8	1,420.5	-	1,420.5
Ancillary revenues		423.8	-	423.8	346.3	-	346.3
Total operating revenues - continuing operations		2,181.6	-	2,181.6	1,766.8	-	1,766.8
Operating expenses
Staff costs		190.7	4.3	195.0	168.6	-	168.6
Depreciation		130.9	4.7	135.6	111.3	-	111.3
Fuel & oil		660.2	0.3	660.5	459.8	-	459.8
Maintenance, materials & repairs		43.9	-	43.9	40.3	-	40.3
Aircraft rentals		49.7	2.0	51.7	45.0	-	45.0
Route charges		221.7	0.1	221.8	173.9	-	173.9
Airport & handling charges		267.6	0.9	268.5	249.5	-	249.5
Marketing, distribution & other		71.5	3.6	75.1	65.8	-	65.8
Icelandic volcanic ash related costs		-	14.1	14.1	-	-	-
Total operating expenses		1,636.2	30.0	1,666.2	1,314.2	-	1,314.2
Operating profit - continuing operations		545.4	(30.0)	515.4	452.6	-	452.6
Other income/(expense)
Finance income		13.3	-	13.3	13.3	-	13.3
Finance expense		(43.6)	(1.7)	(45.3)	(35.3)	-	(35.3)
Foreign exchange (loss)		(0.9)	-	(0.9)	(0.6)	-	(0.6)
Loss on impairment of available for sale financial asset		-	-	-	-	(13.5)	(13.5)
Gain on disposal of property, plant & equipment		-	-	-	2.9	-	2.9
Total other income/(expense)		(31.2)	(1.7)	(32.9)	(19.7)	(13.5)	(33.2)
Profit before tax		514.2	(31.7)	482.5	432.9	(13.5)	419.4
Tax on profit on ordinary activities		(62.3)	3.8	(58.5)	(45.9)	-	(45.9)
Profit for the period - all attributable to equity holders of parent		451.9	(27.9)	424.0	387.0	(13.5)	373.5
Earnings per ordinary share (in € cen
Basic	10	30.47		28.40	26.23		25.31
Diluted	10	30.38		28.31	26.13		25.21
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,483.0		1,483.0	1,475.3		1,475.3
Diluted	10	1,487.5		1,487.5	1,481.2		1,481.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2010 (unaudited)

		Pre Exceptional Results	Exceptional Items	IFRS Quarter Ended	Pre Exceptional Results	Exceptional Items	IFRS Quarter Ended
		Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
		2010	2010	2010	2009	2009	2009
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		1,064.9	-	1,064.9	811.1	-	811.1
Ancillary revenues		219.9	-	219.9	181.0	-	181.0
Total operating revenues - continuing operations		1,284.8	-	1,284.8	992.1	-	992.1
Operating expenses
Staff costs		101.9	-	101.9	86.2	-	86.2
Depreciation		69.0	-	69.0	56.3	-	56.3
Fuel & oil		373.6	-	373.6	245.7	-	245.7
Maintenance, materials & repairs		22.1	-	22.1	21.1	-	21.1
Aircraft rentals		25.7	-	25.7	23.3	-	23.3
Route charges		122.1	-	122.1	92.7	-	92.7
Airport & handling charges		151.4	-	151.4	132.8	-	132.8
Marketing, distribution & other		43.0	-	43.0	36.1	-	36.1
Icelandic volcanic ash related costs – reversal of provision		-	(18.3)	(18.3)	-	-	-
Total operating expenses		908.8	(18.3)	890.5	694.2	-	694.2
Operating profit - continuing operations		376.0	18.3	394.3	297.9	-	297.9
Other income/(expense)
Finance income		7.1	-	7.1	5.9	-	5.9
Finance expense		(23.4)	-	(23.4)	(17.0)	-	(17.0)
Foreign exchange (loss)		(0.1)	-	(0.1)	(3.3)	-	(3.3)
Gain on disposal of property, plant & equipment		-	-	-	1.3	-	1.3
Total other income/(expense)		(16.4)	-	(16.4)	(13.1)	-	(13.1)
Profit before tax		359.6	18.3	377.9	284.8	-	284.8
Tax on profit on ordinary activities		(46.2)	(1.4)	(47.6)	(34.3)	-	(34.3)
Profit for the quarter - all attributable to equity holders of parent		313.4	16.9	330.3	250.5	-	250.5
Earnings per ordinary share (in € cent)
Basic	10	21.09		22.04	16.96		16.96
Diluted	10	21.02		21.96	16.90		16.90
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,485.7		1,485.7	1,476.7		1,476.7
Diluted	10	1,490.9		1,490.9	1,482.3		1,482.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2010 (unaudited)
	Half-year	Half-year
	Ended	Ended
	Sep 30, 2010	Sep 30, 2009
	€M	€M

Profit for the half-year	424.0	373.5

Other comprehensive income:
Cash flow hedge reserve – effective portion of fair value changes to derivatives:
Net movements out of cash flow hedge reserve Available for sale financial asset:	(55.3)	(100.8)
Net increase in available for sale financial asset	50.2	40.1

Total other comprehensive income for the half-year, net of income tax	(5.1)	(60.7)

Total comprehensive income for the half-year – all attributable to equity holders of parent	418.9	312.8

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2010 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Sep 30, 2010	Sep 30, 2009
	€M	€M

Profit for the quarter	330.3	250.5

Other comprehensive income:
Cash flow hedge reserve – effective portion of fair value changes to derivatives:
Net movements out of cash flow hedge reserve Available for sale financial asset:	(116.6)	(83.0)
Net increase in available for sale financial asset	37.4	40.1

Total other comprehensive income for the quarter, net of income tax	(79.2)	(42.9)

Total comprehensive income for the quarter – all attributable to equity holders of parent	251.1	207.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Cashflow Statement for the half-year ended September 30, 2010 (unaudited)

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2010	2009
	€M	€M
Operating activities
Profit before tax	482.5	419.4

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation	135.6	111.3
(Increase) in inventories	(0.9)	(0.6)
(Increase) in trade receivables	(3.4)	(6.2)
(Increase) in other current assets	(5.8)	(48.4)
Increase in trade payables	60.2	49.5
(Decrease) in accrued expenses	(282.0)	(197.8)
(Decrease)/Increase in other creditors	(19.3)	29.7
Increase in provisions	23.7	11.1
(Gain) on disposal of property, plant and equipment	-	(2.9)
Loss on impairment of available for sale financial asset	-	13.5
(Decrease)/increase in finance income	(0.8)	2.8
Decrease /(increase) in finance expense	1.2	(1.8)
Retirement costs	(0.1)	0.4
Share based payments	2.2	2.8
Income tax (paid)	(1.2)	-
Net cash provided by operating activities	391.9	382.8

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(506.0)	(386.8)
Proceeds from sale of property, plant and equipment	-	65.6
Decrease in restricted cash	6.8	181.4
Decrease/(increase) in financial assets: cash > 3months	239.2	(181.7)
Net cash (used in) investing activities	(260.0)	(321.5)

Financing activities
Net proceeds from shares issued	19.3	9.4
Proceeds from long term borrowings Repayments of long term borrowings	442.6 (135.6)	304.1 (116.4)
Net cash provided by financing activities	326.3	197.1

Increase in cash and cash equivalents	458.2	258.4
Cash and cash equivalents at beginning of the period	1,477.9	1,583.2
Cash and cash equivalents at end of the half-year	1,936.1	1,841.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the half-year ended September 30, 2010 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2009	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1
Profit for the half-year	-	-	-	373.5	-	-	-	373.5
Other comprehensive income
Net movements out of cash flow reserve	-	-	-	-	-	(100.8)	-	(100.8)
Net change in fair value of available for sale asset	-	-	-	-	-	-	40.1	40.1
Total other comprehensive income	-	-	-	-	-	(100.8)	40.1	(60.7)
Total comprehensive income	-	-	-	373.5	-	(100.8)	40.1	312.8
Issue of ordinary equity shares	3.6	-	9.4	-	-	-	-	9.4
Share-based payments	-	-	-	-	-	-	2.8	2.8
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	(0.3)	-
Balance at September 30, 2009	1,477.0	9.4	626.8	2,151.5	0.5	(102.8)	64.7	2,750.1
(Loss) for the half-year	-	-	-	(68.2)	-	-	-	(68.2)
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	163.1	-	163.1
Net change in fair value of available for sale asset	-	-	-	-	-	-	(3.6)	(3.6)
Total other comprehensive income	-	-	-	-	-	163.1	(3.6)	74.1
Total comprehensive income	-	-	-	(68.2)	-	163.1	(3.6)	91.3
Issue of ordinary equity shares	1.9	-	5.1	-	-	-	-	5.1
Share-based payments	-	-	-	-	-	-	2.1	2.1
Transfer of exercised and expired share based awards	-	-	-	0.2	-	-	(0.2)	-
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the half-year	-	-	-	424.0	-	-	-	424.0
Other comprehensive income
Net movements out of cash flow Reserve	-	-	-	-	-	(55.3)	-	(55.3)
Net change in fair value of available for sale asset	-	-	-	-	-	-	50.2	50.2
Total other comprehensive income	-	-	-	-	-	(55.3)	50.2	(5.1)
Total comprehensive income	-	-	-	424.0	-	(55.3)	50.2	418.9
Issue of ordinary equity shares	7.6	-	19.3	-	-	-	-	19.3
Share-based payments	-	-	-	-	-	-	2.2	2.2
Transfer of exercised and expired share based awards	-	-	-	3.2	-	-	(3.2)	-
Balance at September 30, 2010	1,486.5	9.4	651.2	2,510.7	0.5	5.0	112.2	3,289

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 16.

Exceptional items in the half year ended September 30, 2010 amounted to €31.7m (pre tax) reflecting the estimated costs relating to the closure of airspace in April and May due to the Icelandic volcanic ash disruptions.  Exceptional items in the half year ended September 30, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding.

Adjusted profit after tax excluding exceptional items increased by 17% to €451.9m.  Including exceptional items the profit after tax for the half year increased by 14% to €424.0m compared to a profit of €373.5m in the half year ended September 30, 2009.

Summary half year ended September 30, 2010

Adjusted profit after tax increased by 17% to €451.9m compared to €387.0m in the half year ended September 30, 2009 primarily due to a 12% increase in average fares, and strong ancillary revenues, offset by a 44% increase in fuel costs.  Total operating revenues increased by 23% to €2,181.6m as average fares rose by 12%.  Ancillary revenues grew by 22%, faster than the 10% increase in passenger volumes, to €423.8m due to a combination of higher onboard spend (which was helped by longer sector length), improved product mix and higher internet related revenues.  Total revenue per passenger as a result increased by 12%, whilst Load Factors remained flat at 85% during the period.

Total operating expenses rose by 25% to €1,636.2m, primarily due to an increase in fuel prices, the higher level of activity, and increased operating costs associated with the growth of the airline.  Fuel, which represents 40% of total operating costs compared to 35% in the comparative period, increased by 44% to €660.2m due to the increase in the price per gallon paid and a 21% increase in the number of hours flown.  Unit costs excluding fuel rose by 4% and including fuel they rose by 13%.  Operating margin decreased by 1 point to 25% whilst operating profit increased by 21% to €545.4m.

Adjusted net margin increased to 21% from 18% at September 30, 2009 for the reasons outlined above.

Adjusted earnings per share for the period were 30.47 euro cent compared to 26.23 euro cent in the previous half year ended September 30, 2009.

Balance sheet
Total cash and cash equivalents, including restricted cash of €61m, increased by €212.2m since March 31, 2010 to €3,025.6m.  The Group generated cash from operating activities of €391.9m which partially funded capital expenditure incurred during the period.  Capital expenditure of €506.0m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 22 new Boeing 737-800 aircraft in the half year.  Total debt, net of repayments, increased by €297.3m to €3,253.5m during the period.  Net debt at period end was €227.9m (31 March, 2010: €142.8m).

Detailed Discussion and Analysis Half year ended September 30, 2010

Adjusted profit after tax, increased by 17% to €451.9m primarily due to a 12% increase in average fares and strong growth in ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 23% to €2,181.6m primarily due to a 12% increase in average fares, and a 10% increase in passenger numbers.  Fuel, which represents 40% of total operating costs compared to 35% in the prior period comparative, increased by 44% to €660.2m due to a higher price per gallon paid, and an increase in the number of hours flown.  Unit costs excluding fuel rose by 4% and including fuel they rose by 13%. Sector length increased by 12% in the period.  Operating margin, as a result, decreased by 1 point to 25%, whilst operating profit increased by 21% to €545.4m.

Total operating revenues increased by 23% to €2,181.6m due to a 12% increase in average fares, a 10% increase in passenger traffic to 40.1m, and a 22% increase in ancillary revenues.

Total revenue per passenger increased by 12% due to the combination of a 12% increase in average fare per passenger and an 11% rise in ancillary revenues per passenger.

Scheduled passenger revenues increased by 24% to €1,757.8m due to a 10% rise in passenger volumes and a 12% increase in average fares.  Load factor remained flat at 85%, compared to the period ended September 30, 2009.

Ancillary revenues increased by 22% to €423.8m, faster than the 10% increase in passenger volume, due to an 11% rise in average spend per passenger primarily due to a combination of higher onboard spend (which was helped by longer sector length),  improved product mix, and higher internet related revenues.

Total operating expenses increased by 25% to €1,636.2m due to the 44% increase in fuel costs, and a 4% increase in unit costs (excluding fuel) and the higher level of activity associated with the growth of the airline.

Staff costs increased by 13% to €190.7m due to a 13% increase in average headcount to 8,007.

Depreciation and amortisation increased by 18% to €130.9m due to an additional 46 lower cost 'owned' aircraft in the fleet this period compared to the half year ended September 30, 2009.

Fuel costs increased by 44% to €660.2m primarily due to the rise in fuel prices and the higher number of hours flown.

Maintenance costs increased by 9% to €43.9m primarily due to an 8% increase in the total number of leased aircraft from 51 to 55.

Aircraft rental costs increased by 10% to €49.7m, reflecting the 8% increase in the total number of leased aircraft from 51 to 55.

Route charges rose by 28% to €221.7m due to increases in the number of sectors flown, the longer sector length, and the higher average unit rates charged by Eurocontrol.

Airport & handling charges increased by 7% reflecting the 10% increase in passenger volumes, offset somewhat by lower charges at new airports and bases launched.

Marketing, distribution and other expenses increased by 9% to €71.5m, reflecting the increased level of activity and higher onboard product costs due to the growth in sales.

Operating margin decreased by 1 point to 25% due to the reasons outlined above and operating profits have increased by 21% to €545.4m compared to the half year ended September 30, 2009.

Finance income remained flat at €13.3m.  Finance expense increased by 24% to €43.6m due to the drawdown of additional debt to part finance the purchase of new aircraft.

Balance sheet

Total cash and cash equivalents, including restricted cash of €61m, increased by €212.2m since March 31, 2010 to €3,025.6m.  The Group generated cash from operating activities of €391.9m which partially funded capital expenditure incurred during the period.  Capital expenditure of €506.0m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 22 new Boeing 737-800 aircraft in the half year.  Total debt, net of repayments, increased by €297.3m to €3,253.5m during the period.  Net debt at period end was €227.9m (31 March, 2010: €142.8m).

Shareholders' equity at September 30, 2010 increased by €440.4m to €3,289.0m compared to March 31, 2010 due to the impact of IFRS accounting treatment for derivatives and available for sale financial assets, stock option grants, a net profit after tax of €424.0m in the half year and the issue of new shares of €19.3m (as detailed on page 9).

Detailed Discussion and Analysis Quarter ended September 30, 2010

Adjusted profit after tax, increased by 25% to €313.4m primarily due to a 17% increase in average fares and strong growth in ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 30% to €1,284.8m primarily due to a 17% increase in average fares, and a 12% increase in passenger numbers.  Fuel, which represents 41% of total operating costs compared to 35% in the prior quarter comparative, increased by 52% to €373.6m due to a higher price per gallon paid, and an increase in the number of hours flown.  Unit costs excluding fuel rose by 6% and including fuel they rose by 17%.   Operating margin, as a result, decreased by 1 point to 29%, whilst operating profit increased by 26% to €376.0m.

Total operating revenues increased by 30% to €1,284.8m due to a 17% increase in average fares, a 12% increase in passenger traffic to 22.1m, and a 21% increase in ancillary revenues.

Total revenue per passenger increased by 15% due to a combination of a 17% increase in average fares and an 8% rise in ancillary revenues per passenger.

Scheduled passenger revenues increased by 31% to €1,064.9m due to a 12% rise in passenger volumes and a 17% increase in average fares.  Load factor remained flat at 88%, compared to the quarter ended September 30, 2009.

Ancillary revenues increased by 21% to €219.9m, faster than the 12% increase in passenger volume, due to an 8% rise in average spend per passenger primarily due to a combination of higher onboard spend (which was helped by longer sector length),  improved product mix and higher internet related revenues.

Total operating expenses increased by 31% to €908.8m due to the 52% increase in fuel costs, a 6% increase in unit costs (excluding fuel) and the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 18% to €101.9m due to the combination of a 14% increase in average headcount to 8,187 and higher productivity pay due to the longer sector length.

Depreciation and amortisation increased by 23% to €69.0m.  This reflects an additional 46 lower cost 'owned' aircraft in the fleet this quarter compared to the quarter ended September 30, 2009.

Fuel costs increased by 52% to €373.6m primarily due to the rise in fuel prices and an increase in the number of hours flown.

Maintenance costs increased by 5% to €22.1m reflecting the increase in the total number of leased aircraft from 51 to 55.

Aircraft rental costs increased by 10% to €25.7m, reflecting the 8% increase in the total number of leased aircraft from 51 to 55.

Route charges rose by 32% to €122.1m due to an increase in the number of sectors flown, the longer sector length, and the higher average unit rates charged by Eurocontrol.

Airport & handling charges increased by 14%, reflecting the 12% increase in passenger volumes and the adverse impact of the movement in euro/sterling exchange rates.

Marketing, distribution and other expenses increased by 19% to €43.0m reflecting the increased level of activity and higher onboard product costs due to the growth in sales.

Operating margin decreased by 1 point to 29% due to the reasons outlined above and operating profits have increased by 26% to €376.0m compared to the quarter ended September 30, 2009.

Finance income increased by 20% to €7.1m primarily due to higher cash balances and improved deposit yields.

Finance expense increased by 38% to €23.4m due to the drawdown of additional debt to part finance the purchase of new aircraft.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the six month period ended September 30, 2010 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the half-year period and quarter ended September 30, 2010;

• Principal risks and uncertainties relating to the remaining six months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the six month period ended September 30, 2010 compared to the six month period ended September 30, 2009, including important events that occurred during the half-year, are set forth in the Operating and Financial review on pages 10-14.

Reconciliation of results for the period under IFRS to adjusted results for the half year period and quarter ended September 30, 2010

The unaudited condensed consolidated interim income statement for the half-year period and quarter ended September 30, 2010, as set forth on pages 5 and 6 of this half-yearly financial report, presents the results for the periods separately between pre-exceptional and exceptional items.  Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

Reconciliation of profit for the period to adjusted profit for the period

	Half-year Ended Sep 30, 2010	Half-year Ended Sep 30, 2009	Quarter Ended Sep 30, 2010	Quarter Ended Sep 30, 2009
	€M	€M	€M	€M

Profit for the financial year	424.0	373.5	330.3	250.5

Adjustments
Icelandic volcanic ash related expenses	31.7	-	(18.3)	-
Tax on Icelandic volcanic ash related expenses	(3.8)		1.4
Loss on impairment of available for sale financial asset		13.5	-	-

Adjusted profit for the year	451.9	387.0	313.4	250.5

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the second half of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

With the exception of non-executive director, Emmanuel Faber, who resigned from the Board of Directors on September 22, 2010, details of the members of our Board of Directors are set forth on pages 98 and 99 of our 2010 Annual Report.

Related party transactions

Please see note 14 on page 22.

Post balance sheet events

Please see note 13 on page 22.

Ryanair Holdings plc
Notes forming Part of the Unaudited Condensed Consolidated
Interim Financial Statements

1.       Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The condensed consolidated interim financial statements of the Company for the six months ended September 30, 2010 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2010 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2010 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2010 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  Statutory financial statements for the year ended March 31, 2010 have been filed with the Companies' Office.  The auditor's report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the half-year period ended September 30, 2010, the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the quarter ended September 30, 2010 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.  The quarterly financial information does not include all information required for interim financial reporting under IAS 34.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the six months ended September 30, 2010 on October 29, 2010.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the current financial year 2011, which had a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments" (effective for fiscal periods beginning on or after July 1, 2010).

• IAS 24 (revised 2009), "Related Party Disclosures" (effective for fiscal periods beginning on or after January 1, 2011).

• Amendments to IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction" (effective for fiscal periods beginning on or after January 1, 2011).

• IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

•      The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the current period we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item.  In the prior period comparative we have presented the impairment of our investment in Aer Lingus separately because of the unusual nature of these items.  Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.         Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in substantially higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2010 was 12.1% (2009: 10.9%).  The tax charge for the half-year ended September 30, 2010 of €58.5m (2009: €45.9m) primarily comprises of a deferred tax charge relating to temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.           Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the half-year of approximately €2.2m (2009: €2.8m) is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At September 30, 2010 Ryanair had an operating fleet of 254 (31 March 2010: 193) Boeing 737-800 aircraft.  It also had firm orders for an additional 68 Boeing 737-800's.  The delivery of these firm order aircraft will increase the fleet size (net of planned disposals) to 299 aircraft by March 31, 2013.

8.             Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €116.2m at March 31, 2010 to €166.4m at September 30, 2010 is comprised of a gain of €50.2m, recognised through other comprehensive income, reflecting the increase in the share price from €0.73 per share at March 31, 2010 to €1.05 per share at September 30, 2010.  All impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through other comprehensive income.

9.            Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, car hire services, internet and other related services to third parties across a European route network.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

 The Company determines and presents operating segments based on the information that internally is provided to Michael O'Leary, CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions and the impairment of a financial asset investment (see reconciliation on page 16).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:
	Half- year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2010	2009
	€M	€M
External revenues	2,181.6	1,766.8

Reportable segment adjusted profit after income tax	451.9	387.0

	At Sep 30, 2010	At Mar 31, 2010
	€M	€M
Reportable segment assets (i)	7,973.8	7,447.2

(i) Excludes the available for sale financial asset

Reconciliation of reportable segment profit to consolidated profit after income tax is as follows:
	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2010	2009
	€M	€M
Total adjusted profit for reportable segment	451.9	387.0
Icelandic volcanic ash related expenses	(31.7)	-
Tax on Icelandic volcanic ash related expenses	3.8	-
Loss on impairment of available for sale financial asset	-	(13.5)
Consolidated profit after income tax	424.0	373.5

10.     Earnings per share

	Half-year	Half-year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep-30	Sep-30	Sep-30	Sep-30
	2010	2009	2010	2009

Basic earnings per ordinary share euro cent	28.40	25.31	22.04	16.96
Diluted earnings per ordinary share euro cent	28.31	25.21	21.96	16.90
Weighted average number of ordinary shares (in M’s) - basic	1,483.0	1,475.3	1,485.7	1,476.7
Weighted average number of ordinary shares (in M’s) - diluted	1,487.5	1,481.2	1,490.9	1,482.3

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.5m (2009: 5.9m).

11.         Property, plant and equipment

Acquisitions and disposals
During the half year ended September 30, 2010, the Group acquired assets with a cost of €506.0m (September 30, 2009: €386.8m).  In the half year ended September 30, 2009 three Boeing 737-800 aircraft were disposed of, generating sales delivery proceeds of €65.6m.

12.        Icelandic volcanic ash cloud event

	Half-year	Half-year
	Ended	Ended
	Sep 30,	Sep 30,
	2010	2009
	€M	€M
Operating expenses	15.9	-
Passenger compensation costs (EU 261)	14.1	-
Finance expense	1.7	-
Total Icelandic volcanic ash cloud event costs	31.7	-

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totaled €31.7m for the half-year ended September 30, 2010, comprising €15.9m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €14.1m pursuant to Regulation (EC) No. 261/2004 ('EU261').  The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.        Post balance sheet events

On October 1, 2010 the Company paid a dividend of 33.57 euro cent per ordinary share (approximately €500m).

In October 2010, the Group handed back 2 Boeing 737-800 aircraft to operating lessors following the maturity of their leases.

14.        Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the six month period ended September 30, 2010 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2010 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc
      Responsibility Statement

Statement of the directors in respect of the half-yearly financial report

Each of the directors, (with the exception of non-executive director, Emmanuel Faber, who resigned from the Board of Directors on September 22, 2010), whose names and functions are listed on pages 98 and 99 of our 2010 Annual Report confirm that, to the best of each person's knowledge and belief:

1)  The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2010, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002.

2) The interim management report includes a fair review of the information required by:

(i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2010 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2011; and

(ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2010 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2010 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                     Michael O'Leary
Chairman                                                                    Chief Executive
October 29, 2010

Independent review report of KPMG to Ryanair Holdings plc

Introduction

We have been engaged by Ryanair Holdings plc ("the Company") to review the condensed consolidated interim financial statements for the six months ended September 30, 2010, which comprise the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK's Financial Services Authority ("the FSA").  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

As disclosed in note 1 - basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board and as adopted by the European Union ('EU').  The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, "Interim Financial Reporting," as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2010 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

KPMG
Chartered Accountants
Dublin
October 29, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 1 November 2010
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary